Exhibit 99.6

Paris, April 16, 2012
Reorganization of Downstream and Chemicals segments Refining & Chemicals and Supply & Marketing 2010 and 2011 financial informational extract

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel. : 33 (1) 47 44 58 53

Fax : 33 (1) 47 44 58 24

Martin DEFFONTAINES

Laurent KETTENMEYER

Matthieu GOT

Karine KACZKA

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 909 418 282,50 euros 542 051 180 R.C.S. Nanterre

www.total.com

In October 2011, the Group announced a proposed reorganization of its Downstream and Chemicals segments. The reorganization became effective on January 1, 2012.
This project led to organizational changes, with the creation of:

•     Refining & Chemicals, a large industrial segment encompassing refining, petrochemicals, fertilizers and specialty chemicals operations. This segment also includes oil trading and shipping activities;

• Supply & Marketing, a commercial segment dedicated to worldwide supply and marketing activities of oil products.

Beginning with the first quarter of 2012, this new organization will be reflected in the presentation of the Group’s financial statements. Attached is an informational extract for the full years 2010 and 2011 and quarterly 2011 to facilitate an understanding of the relative financial status of Refining & Chemicals and Supply & Marketing.

The organization of Holding and Upstream segments, including the Exploration & Production and Gas & Power divisions, remains unchanged. To confirm, this informational extract does not address these divisions, as they are not impacted by the new Downstream and Chemicals organization.

REFINING - CHEMICALS

TOTAL

(unaudited)

(M€)	2010	1T11	2T11	3T11	4T11	2011
Non-Group sales	65 156	19 385	19 089	19 267	19 405	77 146
Intersegment sales	34 522	10 662	10 346	11 190	12 079	44 277
Excise taxes	(2 177)	(475)	(506)	(502)	(879)	(2 362)

Revenues from sales	97 501	29 572	28 929	29 955	30 605	119 061
Operating expenses	(94 587)	(27 814)	(28 644)	(29 539)	(30 368)	(116 365)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2 531)	(323)	(310)	(473)	(830)	(1 936)

Operating income	383	1 435	(25)	(57)	(593)	760
Equity in net income (loss) of affiliates and other items	133	89	23	496	39	647
Tax on net operating income	92	(450)	(3)	9	308	(136)

Net operating income	608	1 074	(5)	448	(246)	1 271
Net cost of net debt
Non-controlling interests

Net income

Adjustments (a) (M€)	2010	1T11	2T11	3T11	4T11	2011
Non-Group sales	—	—	—	—	—	—
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	—	—	—	—	—	—
Operating expenses	803	1 146	(170)	(191)	67	852
Depreciation, depletion and amortization of tangible assets and mineral interests	(1 213)	—	—	(171)	(534)	(705)

Operating income (b)	(410)	1 146	(170)	(362)	(467)	147
Equity in net income (loss) of affiliates and other items	(196)	32	(37)	410	(68)	337
Tax on net operating income	202	(370)	22	33	254	(61)

Net operating income (b)	(404)	808	(185)	81	(281)	423
Net cost of net debt
Non-controlling interests

Net income

(a) Adjustments include special items, inventory valuation effect and, until June 30,2010, equity share of adjustments related to Sanofi.
(b) Of which inventory valuation effect

On operating income	765	1 146	(121)	(121)	24	928
On net operating income	584	808	(86)	(93)	40	669

Adjusted
(M€) (a)	2010	1T11	2T11	3T11	4T11	2011
Non-Group sales	65 156	19 385	19 089	19 267	19 405	77 146
Intersegment sales	34 522	10 662	10 346	11 190	12 079	44 277
Excise taxes	(2 177)	(475)	(506)	(502)	(879)	(2 362)

Revenues from sales	97 501	29 572	28 929	29 955	30 605	119 061
Operating expenses	(95 390)	(28 960)	(28 474)	(29 348)	(30 435)	(117 217)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1 318)	(323)	(310)	(302)	(296)	(1 231)

Adjusted operating income	793	289	145	305	(126)	613
Equity in net income (loss) of affiliates and other items	329	57	60	86	107	310
Tax on net operating income	(110)	(80)	(25)	(24)	54	(75)

Adjusted net operating income	1 012	266	180	367	35	848
Net cost of net debt
Non-controlling interests

Ajusted net income

Adjusted fully-diluted earnings per share (€)

(a) Except for per share amounts.

(M€)	2010	1T11	2T11	3T11	4T11	2011
Total expenditures	2 124	344	519	423	624	1 910
Total divestments	763	16	13	2 422	58	2 509
Cash flow from operating activities	1 226	1 058	180	1 557	(649)	2 146

SUPPLY - MARKETING

TOTAL

(unaudited)

(M€)	2010	1T11	2T11	3T11	4T11	2011
Non-Group sales	75 579	20 489	20 753	21 622	21 374	84 238
Intersegment sales	677	239	158	218	190	805
Excise taxes	(16 616)	(3 952)	(4 038)	(4 136)	(3 655)	(15 781)

Revenues from sales	59 640	16 776	16 873	17 704	17 909	69 262
Operating expenses	(57 572)	(16 192)	(16 380)	(17 227)	(17 412)	(67 211)
Depreciation, depletion and amortization of tangible assets and mineral interests	(505)	(115)	(112)	(110)	(122)	(459)

Operating income	1 563	469	381	367	375	1 592
Equity in net income (loss) of affiliates and other items	223	52	32	170	(29)	225
Tax on net operating income	(560)	(125)	(134)	(112)	(127)	(498)

Net operating income	1 226	396	279	425	219	1 319
Net cost of net debt
Non-controlling interests

Net income

Adjustments (a) (M€)	2010	1T11	2T11	3T11	4T11	2011
Non-Group sales	—	—	—	—	—	—
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	—	—	—	—	—	—
Operating expenses	212	210	20	(1)	42	271
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	(1)	(1)

Operating income (b)	212	210	20	(1)	41	270
Equity in net income (loss) of affiliates and other items	54	7	(2)	172	(49)	128
Tax on net operating income	(53)	(69)	(3)	(6)	(11)	(89)

Net operating income (b)	213	148	15	165	(19)	309
Net cost of net debt
Non-controlling interests

Net income

(a) Adjustments include special items, inventory valuation effect and, until June 30,2010, equity share of adjustments related to Sanofi.
(b) Of which inventory valuation effect

On operating income	228	210	34	9	34	287
On net operating income	169	148	27	3	22	200

Adjusted
(M€) (a)	2010	1T11	2T11	3T11	4T11	2011
Non-Group sales	75 579	20 489	20 753	21 622	21 374	84 238
Intersegment sales	677	239	158	218	190	805
Excise taxes	(16 616)	(3 952)	(4 038)	(4 136)	(3 655)	(15 781)

Revenues from sales	59 640	16 776	16 873	17 704	17 909	69 262
Operating expenses	(57 784)	(16 402)	(16 400)	(17 226)	(17 454)	(67 482)
Depreciation, depletion and amortization of tangible assets and mineral interests	(505)	(115)	(112)	(110)	(121)	(458)

Adjusted operating income	1 351	259	361	368	334	1 322
Equity in net income (loss) of affiliates and other items	169	45	34	(2)	20	97
Tax on net operating income	(507)	(56)	(131)	(106)	(116)	(409)

Adjusted net operating income	1 013	248	264	260	238	1 010
Net cost of net debt
Non-controlling interests

Ajusted net income

Adjusted fully-diluted earnings per share (€)

(a) Except for per share amounts.

(M€)	2010	1T11	2T11	3T11	4T11	2011
Total expenditures	860	91	152	185	379	807
Total divestments	83	21	27	1 363	479	1 890
Cash flow from operating activities	1 149	(44)	(35)	577	33	531

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